Vibe Ventures Inc.

Room 1707-A, 17th Floor, CTS Center

219 Zhong Shan Wu Road
Guangzhou, Guangdong, PR China, 510030

Phone: 86-13-8088-21282

Fax: 949-272-0088

Email: vibeventuresinc@gmail.com

October 31, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Mark P. Shuman, Gabriel Eckstein, and Barbara C. Jacobs

Re:	Request for acceleration of the Registration Statement on Form S-1 of Vibe Ventures Inc.

File No. 333-164081

Ladies and Gentlemen:

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of Vibe Ventures Inc. be declared effective on Wednesday, November 5, 2014 at 4:30PM EST or on such earlier or later time and date as the Commission acting pursuant to this Section 8(a) shall determine.

Vibe Ventures Inc. acknowledges that

• should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Hong Mei Ma

Hong Mei Ma

President